EXHIBIT 99.3

BAAN COMPANY N.V.

AGENDA

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Annual General Meeting of Shareholders (the “Meeting”) of Baan Company N.V. (the “Company”) to be held on 27 November 2001, at 11:00 hrs (CET), at the Sheraton Amsterdam Airport Hotel & Conference Center, Schiphol Boulevard 101, 1118 BG Schiphol Airport, the Netherlands.

A.  Opening

B.  Items of business:

1.	Ratification, as far as necessary, of the appointment of Ernst & Young as new independent auditors of the Company

2.	Annual Report of the Board of Managing Directors for the financial year ended 31 August 2000:

a.	Consideration and adoption of the Annual Accounts of the Company for the financial year ended 31 August 2000

b.	Discharge of the Members of the Boards of Managing and Supervisory Directors

3.	Annual Report of the Board of Managing Directors for the financial year ended 31 August 2001:

a.	Consideration and adoption of the Annual Accounts of the Company for the financial year ended 31 August 2001

b.	Discharge of the Members of the Boards of Managing and Supervisory Directors

4.	Appointment of Invensys Administratie B.V. as new Member of the Board of Managing Directors

5.	Amendment of the Articles of Association of the Company

6.	Consideration and approval of the proposal of the Board of Managing Directors to put the Company into liquidation; appointment of Invensys Administratie B.V. as custodian of the books, records and other databases of the Company

7.	Any other business as may properly come before the Meeting

8.	Questions

C.  Closing

The foregoing items B.1 – B.7 are more fully described in the Explanatory Notes to the Agenda.